

SEC 07005851 [COMM]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36226

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Milkie/Ferguson Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8750 N. Central Expressway, Suite 1700
(No. and Street)

Dallas (City) Texas (State) 75231 (Zip Code)



PROCESSING
SECTION
202

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack Merbler, FINOP 214-987-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hatfield & Hatfield, Inc., PC
(Name – *if individual, state last, first, middle name*)

7424 Greenville Avenue, Ste 100, Dallas, Texas 75231-4507
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ed Milkie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Milkie/Ferguson Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



LU AN CAMPBELL
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Expires June 05, 2008

Notary Public 2/28/07

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILKIE/FERGUSON INVESTMENTS, INC.

Report Pursuant to Rule 17a-5(d)

DECEMBER 31, 2006

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
H&H Professional Building
5555 Bridge Street, #100
Fort Worth, Texas 76112
817-492-9400

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Milkie/Ferguson Investments, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milkie/Ferguson Investments, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



HATFIELD & HATFIELD, INC., PC
Dallas, Texas
February 10, 2007

MILKIE/FERGUSON INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 86,623	
Money market account	85,326	$ 171,949
Due from brokers and dealers		378,192
Advances/employees and associates		18,328
Other securities/marketable securities		502,094
Not readily marketable securities		3,300
Deposits		24,726
Deferred federal income taxes/long term		130,141
Furniture and Equipment		
(Less accumulated depreciation of $243,253)		149,085
Total assets		$1,377,815

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses		$ 351,090
Deferred rent		266,629
Commitments and contingent liabilities		see notes
Liabilities subordinated to claims of general creditors		none
Total liabilities		617,719
Stockholders' equity		
Common stock	$ 2,260	
Preferred Stock	322,000	
Additional paid-in capital	328,044	
Retained earnings	107,792	760,096
Total liabilities and stockholder's equity		$1,377,815

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings
Balance at 1/1/06	$ 2,282	$ -0-	$ 350,022	$ 126,228
Prior year Correction	(22)	22,000	(21,978)	-0-
Additions	none	300,000	none	none
Net income (loss)	-0-	-0-	-0-	(18,436)
Balance 12/31/06	$ 2,260	$ 322,000	$ 328,044	$ 107,792

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions and fees	$ 5,216,132
Gain (loss) on securities	(287)
Interest income	377,354
Miscellaneous	33,266
	5,626,465
EXPENSES	
Interest	9,541
Clearance paid	231,621
Leased Employees & Commissions	4,391,810
Regulatory Fees	66,753
Other operating expenses	932,746
Total expenses	5,632,471
Income (loss) before taxes	(6,006)
Income taxes-current	3,676
Income taxes-deferred/long term	8,754
Federal income taxes	12,430
Net income <loss>	$(18,436)

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income (loss)	$(18,436)
Depreciation	33,081
Increase in due from brokers and dealers	(351,465)
Decrease in advances	452
Decrease in deferred taxes/long term	8,754
Increase in accounts payable and accrued expenses	321,291
Decrease in deferred rent	(5,737)
Cash flows from operations	(12,060)
Cash flows from investing activities:	
Increase in other securities	(498,370)
Increase in fixed assets	(23,125)
Cash flows from investing	(521,495)
Cash flows from capital activities:	
Contribution to additional paid in capital	300,000
Net cash flow	(233,555)
Beginning cash balance January 1, 2006	405,504
Ending cash balance December 31, 2006	$ 171,949

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance January 1, 2006	$ none
Changes during 2006	none
Balance December 31, 2006	$ none

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note A Organization and nature of business:

Milkie/Ferguson Investments, Inc. was incorporated in the State of Texas, in 1986. The corporation is a non-public broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers will be processed by a correspondent broker-dealer. The corporation's office is located in Dallas, Texas and its customers are located primarily in the State of Texas. The corporation's main source of revenue is providing brokerage services to small and middle-market businesses and middle-income individuals.

The corporation's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying notes may vary from the actual results.

Securities Transactions

Proprietary securities transactions entered into for the account and risk of the Company are recorded on the settlement date basis though the clearing broker-dealer account. There is no material effect on the Statement of Financial Condition between recording the proprietary security positions on settlement date when compared to using trade date.

Note B Clearing:

The corporation has a $10,000 clearing deposit with National Financial Services, LLC, under a "Fully Disclosed Correspondent Agreement" dated December 30, 2005. The corporation does not carry customer accounts, clears all proprietary and customer's securities transactions on a fully disclosed basis through a clearing broker-dealer and is therefore, exempt under paragraph 15c3-3(k)(2)(ii) from the remaining provisions of SEC Rule 15c3-3. Any customer funds or securities received are promptly forwarded to the corporation's clearing broker-dealer.

The corporation's clearing agreement with its clearing broker-dealer contains an indemnification clause. This clause relates to instances where the corporation's customers fail to settle security transactions. In the event this situation might occur, the corporation will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2006, management of the corporation had not been notified by the clearing broker-dealer, nor were they aware, of any potential losses relating to this indemnification.

Note C Contingencies and commitments:

Commitments-the corporation executed long term leases, for its present facilities, ending in 2015. The future minimum lease expenditures are as follows:

2007: $288,886 2008: $288,886 2009: $288,886 2010: $288,886
2011: $288,886 Thereafter through 2015: $910,675

Contingencies - the corporation is a party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims are without merit, and an unfavorable disposition would not have a material effect on the financial position of the corporation. Further, the corporation anticipates no losses due to environmental issues or hazardous employee working conditions.

Note D *Significant accounting policies:*

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

Depreciation-Fixed assets are carried at cost and depreciated over 3-7 year lives on the *straight-line method.*

Deferred Federal income taxes are recorded to reflect timing differences between "book basis" and "tax basis" accounting differences.

The Company out-sources its employees, including the Corporate Officers, through a Professional Employer Organization (PEO). The PEO sponsors a 401(k) plan (the "Plan") for the employees. The Plan offers the employees the opportunity to plan, save and invest for their future financial needs. The Company is responsible for making periodic contributions to the Plan based on the discretion of management.

For the purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The statement of cash flows was prepared using the *indirect method.*

Note E Capital Stock:

The corporation has 2,260 shares of $1 par value common stock and 322 shares of preferred stock outstanding at December 31, 2006.

Note F Net Capital Requirements:

The corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the corporation had net capital of $138,748, which was $88,748 in excess of its required net capital of $50,000.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2006

SCHEDULE I
MILKIE/FERGUSON INVESTMENTS, INC.
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2006

Total ownership equity from the statement of financial condition		$ 760,096
Deduct ownership equity not allowable for net capital		none
Total ownership equity qualified for net capital		760,096
Add:		
1. Liabilities subordinated to claims of general creditors allowable in computation of net capital		none
2. Other allowable credits		none
Total capital and allowable subordinated liabilities		760,096
Deductions and/or charges		
1. Total non-allowable assets from statement of financial condition	$ 325,580	
2. Current note deficiency	none	
3. Commodity futures, contracts and spot commodities proprietary capital changes	none	
4. Other deductions and/or changes	none	325,580
Subtotal		434,516
Other Additions and/or allowable credits (lists)		
Haircuts on securities		
1. Contractual securities commitment	$ none	
2. Subordinated securities borrowings	none	
3. Trading and investments securities:		
a. Exempted securities	none	
b. Debt securities	none	
c. Options	none	
d. Other securities	6,056	
4. Undue concentrations	none	
5. Other: Non-recourse notes payable balances customer settlements	289,712	(295,768)
NET CAPITAL		$ 138,748

	RECONCILIATION	MINIMUM NET CAPITAL
Per audit report at 12/31/06	$ 138,748	$ 50,000 (2)
Reported by broker-dealer (Part IIA, form X-17A-5)	376,810	50,000
difference	$ 238,062 (1)	$ none

(2) Minimum Net Capital Dollar Required

(1) Under accrual of federal income taxes	$ 1,476
Non recourse notes payable For customer settlements	289,712
Over accrual of commissions	(58,626)
Unrecorded liabilities	6,200
Other	(700)
	$ 238,062

EXCESS NET CAPITAL	EXCESS NET CAPITAL at 1000 %	RATIO: Aggregate Indebtedness to net capital at 1000%:
$ 88,748	$ 72,976	.70 to 1

SCHEDULE II
MILKIE/FERGUSON INVESTMENTS, INC.
COMPUTATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3
DECEMBER 31, 2006

The corporation is a non-public broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers will be processed by a correspondent broker-dealer; therefore, the corporation is exempt from filing the Computation of Reserve Requirement Under Rule 15c3-3.

The corporation clears through National Financial Services, LLC, under a "Fully Disclosed Correspondent Agreement" dated December 30, 2005.

MILKIE/FERGUSON INVESTMENTS, INC.
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
For the fiscal year ended December 31, 2006

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
H&H Professional Building
5555 Bridge Street, #100
Fort Worth, Texas 76112
817-492-9400

Report of Independent Registered Public Accounting Firm on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer Claiming An Exemption from SEC Rule 15c3-3

In planning and performing our audit of the financial statements of Milkie/Ferguson Investments, Inc., for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any way for the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance, that assets for which the company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation of may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters, of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.



HATFIELD & HATFIELD, INC., PC
Dallas, Texas
February 10, 2007

END